# SEC Schedule 13G/A (Amendment No. 16) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tesla, Inc., CIK 0001318605
CUSIP: 88160R101
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1 Tesla Road, Austin, Texas (TX), 78725
Date of event which requires filing of this statement: 04/21/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001494730

## Reporting persons
- Elon R. Musk: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 717,112,739; shared voting power 717,112,739; sole dispositive power 717,112,739; shared dispositive power 717,112,739; aggregate amount beneficially owned 717,112,739 (20.3% of the class)

## Item 1. Issuer
Name of issuer: Tesla, Inc.
Address of issuer's principal executive offices: 1 Tesla Road Austin, TX, 78725

## Item 2. Person Filing
Name of person filing: Elon R. Musk
Address of principal business office or, if none, residence: c/o Tesla, Inc., 1 Tesla Road, Austin, TX 78725
Citizenship: United States

## Item 4. Ownership
Amount beneficially owned: 717,112,739 shares, which includes (i) 413,152,109 shares of Tesla, Inc. common stock ("Common Stock") held by the Elon Musk Revocable Trust dated July 22, 2003 and (ii) options to purchase 303,960,630 shares of restricted Common Stock that are exercisable within 60 days of April 21, 2026, which are the subject of an implementation agreement, dated April 21, 2026 (the "Implementation Agreement"), pursuant to which such shares once issued will be subject to a service-based forfeiture condition in accordance with the terms of the Implementation Agreement, but will otherwise be issued and outstanding and carry voting rights that may be exercised by Mr. Musk. Amounts do not include 96,000,000 shares of restricted Common Stock issued to Mr. Musk (the "2025 CEO Interim Award") over which Mr. Musk disclaims beneficial ownership, which were forfeited on April 21, 2026 as a result of a Tornetta Decision Event (as defined in the 2025 CEO Interim Award). Amounts also do not include 423,743,904 shares in the performance-based restricted stock award granted to Mr. Musk in 2025 (the "2025 CEO Performance Award") over which Mr. Musk disclaims beneficial ownership, which shares are subject to a voting agreement (the "Voting Agreement") and over which an irrevocable proxy has been given to Tesla's secretary to vote the shares proportionately to the votes of other shareholders, including Mr. Musk, in accordance with the terms of the Voting Agreement. As such, Mr. Musk does not have dispositive or voting control over these shares.
Percent of class: 20.3% (percentage ownership is calculated based on 3,755,723,871 shares of Common Stock outstanding as of April 16, 2026 and assumes that the shares of Common Stock underlying the stock options are deemed outstanding pursuant to SEC Rule 13-d3(d)(1)(i) with a deduction of the shares of restricted stock under the 2025 CEO Interim Award, which were forfeited on April 21, 2026, and a deduction of the shares of restricted stock under the 2025 CEO Performance Award to reflect the impact of the Voting Agreement).
Sole power to vote or to direct the vote: 717,112,739
Shared power to vote or to direct the vote: 717,112,739
Sole power to dispose or to direct the disposition: 717,112,739
Shared power to dispose or to direct the disposition: 717,112,739

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Elon R. Musk: /s/ Elon R. Musk, Elon R. Musk (04/22/2026)